October 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:

Registration Statement on Form F-4, filed on September 29, 2022 (File No. 333-267650), as amended by Amendment No. 1, filed on October 24, 2022 (the “Registration Statement”) of Haleon plc, GSK Consumer Healthcare Capital UK plc and GSK Consumer Healthcare Capital US LLC (together, the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Haleon plc, on behalf of itself and each of the Registrants, hereby respectfully requests that the Commission take appropriate action to cause the Registration Statement to become effective at 12:00 p.m. Eastern Daylight Time on October 27, 2022, or as soon thereafter as possible.

Please contact Sebastian R. Sperber of Cleary Gottlieb Steen & Hamilton LLP at +44 20 7614 2237 or ssperber@cgsh.com for any questions you may have. Please notify Sebastian R. Sperber when this request for acceleration has been granted.

United States Securities and Exchange Commission, p. 2

Sincerely,

Haleon plc

By:	/s/ Amanda Mellor

Name:	Amanda Mellor
Title:	Company Secretary

cc:	Sebastian R. Sperber

(Cleary Gottlieb Steen & Hamilton LLP)